Alpha Architect ETF Trust

213 Foxcroft Road

Broomall, Pennsylvania 19008

April 26, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Architect ETF Trust

Withdrawal of Post-Effective Amendment Nos. 55 and 65 on Form N-1A

(Accession Nos. 0001829126-21-000407 and 0001829126-21-002687)

(File Nos. 333-195493 and 811-22961)

Ladies and Gentlemen:

On behalf of Alpha Architect ETF Trust (the “Registrant”), I hereby submit this application for withdrawal of Post-Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A together with all exhibits pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Act”), filed via EDGAR with the Securities and Exchange Commission (the “Commission”) on February 5, 2021 (“PEA No. 55”). Additionally, I hereby submit this application for withdrawal of Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A together with all exhibits pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Act”), filed via EDGAR with the Securities and Exchange Commission (the “Commission”) on April 19, 2021 (“PEA No. 65”). The purpose of PEA No. 65 was to delay the effectiveness of PEA No. 55.

The Registrant respectfully requests that PEA No. 55 and PEA No. 65 each be withdrawn because the Registrant does not intend to launch any of the eight new exchange-traded funds contemplated therein at this time. No securities have been sold in connection with the proposed offering.

If you have any questions regarding this matter, please contact the undersigned at 215-882-9983 or Michael Pellegrino, counsel to the Trust, at 856-292-8331.

/s/ Wesley R. Gray

Wesley R. Gray